EXHIBIT 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to incorporation by reference in the Registration Statement on Form S-4 No. 333-134875 of RathGibson Inc. of our report dated April 4, 2005, except for information in Notes 3 (not presented therein) and 10 for which the date is January 9, 2006 relating to the consolidated financial statements and financial statement schedule, which is included in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
April 23, 2007